Trimble Navigation Limited

935 Stewart Drive

P.O. Box 3642

Sunnyvale, CA 94085-3642

408.481.8000

June 27, 2007

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trimble Navigation Limited
SEC Comment Letter dated June 13, 2007

Dear Ms. Tillan:

Trimble Navigation Limited is submitting the following responses to the Staff’s comment letter dated June 13, 2007 on the Company’s Form 10-K for the fiscal year ended December 29, 2006 and Form 10-Q for the fiscal quarter ended March 30, 2007.

Form 10-K for the Fiscal year Ended December 29, 2006

Item 8. Financial Statements and Supplementary Data, page 42

-Goodwill, Purchased Intangible Assets and Long-Lived Assets, page 47

1.

Please refer to prior comment 3. In your March 30, 2007 Form 10-Q, you disclose on page 7 that you perform your annual goodwill impairment testing “in the fourth fiscal quarter of each year, using information as of the end of the third fiscal quarter.” While you may perform the annual goodwill impairment test “any time during the fiscal year provided the test is performed at the same time every year,” consistent with paragraph 26 of SFAS 142, please tell us why you believe it is appropriate under U.S. GAAP to test the ending balance of your third quarter goodwill in the fourth quarter of your fiscal year. To help us understand your accounting, please tell us in which quarter you would record an impairment loss if an impairment existed. We also note that provisions of paragraph 22 of SFAS 142. We also note your disclosure on page 10 that you would incur an accounting charge “for the amount of impairment during the fiscal quarter in which the determination is made.”

Response:

We supplementally advise the Staff that we perform our annual evaluation of goodwill for impairment in the fourth fiscal quarter of each year using opening balance sheet information as of the beginning of our fourth fiscal quarter (effectively our balance sheet at the end of the third fiscal quarter) and budgets and forecasts formulated and approved by executive management during the November/December timeframe. Any impairment loss would be recognized in the fourth fiscal quarter. We will revise our disclosures in future filings, beginning with our Form 10-Q for the quarter ending June 29, 2007, to state, “The Company performs its annual goodwill impairment testing in the fourth fiscal quarter of each year.”

Note 5. Joint Ventures, page 57

2.	Please refer to prior comment 7. Please respond to the following comments to help us gain a better understanding of your transactions associated with CTCT:
•

Please provide to us the timing of when you record these journal entries to CTCT for the “royalty payment”. For instance, please explain to us if you record these journal entries related to CTCT at the time that you manufacture and sell a product to a third party-dealer.

•	Please also provide to us the timing of when you record your 50% share of CTCT’s profit.
•

Please explain to us if you eliminate your “other cost of sales” account when you record your 50% share of CTCT’s profit. Otherwise, please explain to us how you eliminate your intercompany transactions associated with this related party entity.

Response:

We supplementally advise the Staff that the sample journal entries provided in our response to comment 7 in our letter dated April 30, 2007, are all recorded in the same period. Also, there is never any intercompany profit in inventory to be eliminated, as CTCT does not hold inventory; the inventory is shipped directly by Trimble to the customer at the time of the order.

For your reference, the sample journal entries are provided again below, with additional clarification as to the timing of these entries. (Note that the numbers are fictitious and are being used only for illustrative purposes. Actual amounts vary by transaction.):

a)	Trimble manufactures a product on behalf of CTCT and sells the product to its third-party dealer for $400. The following entry is recorded upon delivery of the equipment:

Dr. Accounts receivable	$400
Cr. Revenue	$400

b)	Trimble releases inventory manufactured by Trimble on behalf of CTCT at a manufactured cost of $150 for sale to the third-party dealer. The following entry is recorded upon delivery of the equipment:

Dr. Cost of sales	$150
Cr. Inventory	$150

c)

Because there is no royalty agreement between the CTCT joint venture and Trimble, the transaction between Trimble and CTCT, is treated as a sale and repurchase of inventory between the two parties. First Trimble “sells” the product to CTCT including a mark-up ($180) and then CTCT “sells” the product back to Trimble at a further mark-up ($250) in order to charge Trimble for the CTCT technology value-add. Note that CTCT does not hold inventory – the resale of products to Trimble occur simultaneously when the products are purchased from Trimble. Below are the two illustrative journal entries by Trimble that are recorded at the end of each fiscal month in relation to products sold during that month:

Dr. Accounts receivable	$180
Cr. Other cost of sales	$180

Dr. Other cost of sales	$250
Cr. Accounts payable	$250

The net of these two entries by Trimble is to charge $70 to cost of sales for the payment to the CTCT joint venture in consideration for technological value added to the Trimble product offering and is recorded in the same period as entries (a) and (b) reflecting the sale of the product.

Trimble’s 50% share of the profits earned by CTCT is eliminated through Income (expenses) from joint ventures within the non-operating income section of Trimble’s Consolidated Statements of Income at the end of each fiscal month. For example, in relation to the sample journal entry (c) above, the Company would record $35 (less applicable taxes) to Income (expense) from joint ventures, thereby eliminating its share of the “royalty” payment included in other cost of sales and this elimination is recorded in the same period as entries (a), (b) and (c) above. The Company considered AIN-APB 18, in reference to the presentation of the intercompany elimination in the Consolidated Statements of Income, which states, “The income statement and balance sheet presentations will depend upon what is the most meaningful in the circumstances.” The Company believes that eliminating its share of CTCT’s profit within Income (expenses) from joint ventures is appropriate based on the following:

•	Trimble does not have a controlling interest in CTCT. It accounts for its investment in CTCT using the equity method as prescribed by APB 18.
•	The payment made by Trimble to CTCT for products sold by Trimble incorporating CTCT technology is the same amount paid by Caterpillar to

CTCT for products sold by Caterpillar. Pricing is negotiated by the parties on a product-by-product basis.

•

Recording its 50% of the profit earned by CTCT for products sold by Trimble through Income (expense) from joint ventures is consistent with how Trimble records its 50% share of CTCT’s profits for products sold by Caterpillar.

3.

Please refer to comment 11. We note from your response that the amounts due to and from CTCT are on a net basis within your consolidated balance sheet. Please revise your future filings to present the amounts due to and due from CTCT on a gross basis, to the extent material. Refer to paragraphs 5-6 of FIN 39.

Response:

In future filings, beginning with our Form 10-Q for the quarter ending June 29, 2007, we will present the amounts due to and from CTCT on a gross basis within the consolidated balance sheet and in the footnotes thereto.

Form 10-Q for the Quarterly Period Ended march 30, 2007

Financial Statement, page 3

Note 3. Acquisitions, page 8

4.

We note that the excess of the purchase price over the net assets acquired in your @Road acquisition resulted in goodwill of approximately $263 million. In future filings where you discuss a material acquisition, please include a discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

Response:

We supplementally advise the Staff that on page 9 of our Form 10-Q for the quarter ended March 30, 2007, we stated that “The excess purchase price over the net tangible and identifiable intangible assets was recorded as goodwill, which consisted of anticipated higher growth and cost savings from the combined company as compared to the financial results of the two companies on a stand-alone basis. In future filings, for material acquisitions, we will include a discussion of the factors that contributed to the recognition of goodwill. Beginning with our Form 10-Q for the quarter ending June 29, 2007, we will expand our discussion of the factors that contributed to a significant amount of goodwill for the @Road acquisition, as provided below:

In accordance with FASB issued Statement No. 141, "Business Combinations,” the total purchase price was allocated to @Road net tangible assets, identifiable intangible assets and in-process research and development based upon their estimated fair values as of February 16, 2007. The excess purchase price over the net tangible, identifiable intangible assets and in-process research and development was recorded as goodwill. The goodwill was attributed to the premium paid for the opportunity to expand and better serve the global mobile resource management market and achieve greater long-term growth opportunities than either company had operating alone. We believe these opportunities could include accelerating the rate at which products are brought to market and increasing the diversity and global reach of those products. In addition, we expect that the combined companies may be able to obtain greater operating leverage by reducing costs in areas of redundancy.

Note 8. The Company and Segment Information, page 16

5.

In future filings, please disclose total assets for each reportable segment for which there has been a material change from the amount disclosed in your last annual report, consistent with paragraph 33(d) of SFAS 133.

Response:

We supplementally advise the Staff that not all of the Company’s assets are discretely identifiable by segment. The identifiable assets that Trimble’s Chief Operating Decision maker views by segment are accounts receivable and inventory, which we disclosed in the footnotes on page 16 of our Form 10-Q for the quarter ended March 30, 2007 in accordance with paragraph 33(d) of SFAS 131. In addition, we disclosed goodwill by segment in the footnotes on page 15 of our Form 10-Q for the quarter ended March 30, 2007, in accordance with paragraph 45 of SFAS 142.

6.

In future filings, your reconciliation of your segments’ measure of profit or loss should be reconciled to the company’s consolidated income before taxes, consistent with paragraph 33(d) of SFAS 133. Further, that paragraph requires you to separately identify and describe significant reconciling items.

Response:

We supplementally advise the Staff that the reconciliation of our segments’ profit to our consolidated income before taxes, including separate identification of significant reconciling items, was provided in our Management Discussion & Analysis on page 28 of our Form 10-Q for the quarter ended March 30, 2007. In future filings, beginning with out Form 10-Q for the quarter ending June 29, 2007, we will also provide this reconciliation in our footnotes, consistent with paragraph 33(f) of SFAS 131.

Note 10. Product Warranties, page 19

7.

Your warranty reconciliation shows changes for ‘warranty accrued’ and ‘warranty claims.’ It is not clear whether these items represent the items required in the reconciliation by paragraph 14(b) of FIN 45. In future filings it should be clear from your presentation that you reflect (a) the aggregate reductions in that liability for payments made (in cash or in kind) under the warranty, (b) the aggregate changes in the liability for accruals related to product warranties issued during the reporting period, and (c) the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates), consistent with paragraph 14(b) of FIN 45.

Response:

In future filings, beginning with our Form 10-Q for the quarter ending June 29, 2007, we will revise our disclosure to present the changes in our warranty accrual more clearly. In our tabular reconciliation, we will present “Accruals for warranties issued”, “Warranty settlements (in cash or in kind)” and, to the extent material, “Adjustment related to pre-existing warranties (including changes in estimates)”.

Controls and Procedures, page 33

8.

You disclose that your “Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response:

In future filings, beginning with our Form 10-Q for the quarter ending June 29, 2007, we will remove the language previously provided after the word “effective”.

Please contact the undersigned at (408) 481-8000 should you require further information or have any questions.

Sincerely,

/s/ Rajat Bahri

Rajat Bahri Chief Financial Officer